UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING (Check one):

[           ] Form 10-K    [           ] Form 20-F    [           ] Form 11-K
[ x ] Form 10-Q    [           ] Form 10-D    [           ] Form N-CEN    [           ] Form N-CSR

For Period Ended: June 30, 2026

[ ]	Transition Report on Form 10-K
[ ]	Transition Report on Form 20-F
[ ]	Transition Report on Form 11-K
[ ]	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

HIVE DIGITAL TECHNOLOGIES LTD.
Full Name of Registrant

N/A
Former Name if Applicable

Suite 128, 7900 Callaghan Road
Address of Principal Executive Office (Street and Number)

San Antonio, Texas
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

HIVE Digital Technologies Ltd. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the three month period ended June 30, 2026 (the “10-Q”) with the Securities and Exchange Commission (the “SEC”) on or prior to the prescribed due date of August 10, 2026. HIVE expects to file its Quarterly Report on Form 10-Q for the three months ended June 30, 2026 within the extension period permitted under Rule 12b-25 of the Securities Exchange Act of 1934.

The brief delay relates exclusively to the Company’s evaluation of the appropriate accounting treatment and related disclosures concerning previously disclosed value added tax (“VAT”) assessments involving certain of the Company’s Swedish subsidiaries and the Swedish Tax Authority (“STA”).

Following recent developments in the ongoing Swedish proceedings, the Company has determined that the probability has increased to record a non-cash accrual with respect to these matters. The Company requires additional time to determine the appropriate amount of the accrual and to complete the corresponding financial statement and disclosure updates.

The Company and its Swedish subsidiaries continue to vigorously contest the assessments and pursue all available legal remedies.

The subsidiaries’ appeals remain pending before the Administrative Court of Appeal in Stockholm. In addition, the Company has initiated proceedings with the European Commission concerning, among other matters, the alleged systemic refusal of Swedish administrative courts to refer unsettled questions of European Union law to the Court of Justice of the European Union. The Company is also preparing a civil action against the Swedish Government Agency seeking damages arising from the STA’s handling of the disputed VAT matters.

The anticipated accrual is non-cash at the time of recognition and does not, by itself, represent a current cash payment. The ultimate financial impact, if any, will depend on the final resolution of the ongoing proceedings and may differ from the amount accrued.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Darcy Daubaras	(604)	664-1078
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

[ x ] Yes [ ] No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ x ] Yes [           ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects that the earning statements contained in Form 10-Q with respect to the fiscal quarter ended June 30, 2026 will contain significant differences in certain line items compared to the period ended June 30, 2025. The following estimates reflect the Company’s preliminary, internal management prepared results of operations and estimate of the results of operations for the comparable prior year period as of the date of this filing. These preliminary expectations may be subject to change upon the completion of the reporting process, and actual results may vary from such expectations.

For the quarter ended June 30, 2026, the Company expects to report total revenues of approximately $79 million, compared to $45.6 million the prior period, an increase of approximately 73%. The increase was primarily due to a higher amount of Bitcoin rewards received as a result of the increase in the Company’s global hashrate and revenue, and the commencement of revenue recognition from a previously announced high-performance computing contract. The Company anticipates that there will be a significant increase in operating loss and net loss for the quarter ended June 30, 2026, compared to the period ended June 30, 2025, primarily due to the VAT non-cash related charge described in Part III, above. Although the Company is still completing its financial statement close process for the Form 10-Q given the reasons noted in Part III and a reasonable estimate of operating loss and net loss cannot be given at this time, the Company anticipates that it may record a significant non-cash charge with respect to the VAT related matter. There was no such charge for the period ended June 30, 2025.

The foregoing statements are based on our current expectations and assumptions as of the date of this filing and involve a number of risks and uncertainties which may cause actual results to differ from these preliminary estimates. The risks include, but are not limited to, unexpected changes arising during the ongoing quarterly review procedures. Except for historical information contained herein, the statements in this Form 12b-25 are forward-looking statements that are made pursuant to the Safe Harbor Provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to a number of risks and uncertainties that may cause actual events and results to differ materially from the forward-looking statements. Such risks and uncertainties include those described in the Company’s most recent Annual Report on Form 10-K and other filings with the SEC, particularly under the heading “Risk Factors.” Accordingly, no assurances can be given that the actual events and results will not be materially different than the anticipated results described in the forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements and are urged to carefully review and consider the various disclosures made in the Company’s most recent Annual Report on Form 10-K and other filings made with the SEC from time to time that disclose risks and uncertainties that may affect the Company’s business. The forward-looking statements in this Form 12b-25 are made as of the date of this Form 12b-25. The Company does not undertake, and expressly disclaims, any duty to publicly update these statements, whether as a result of new information, new developments or otherwise, except to the extent that disclosure is required by law.

HIVE DIGITAL TECHNOLOGIES LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 11, 2026	By:	/s/ Darcy Daubaras
Darcy Daubaras
	Title:	Chief Financial Officer